Exhibit (d)(2)

CONFIDENTIALITY AGREEMENT AND OTHER RESTRICTIONS

March 13, 2006

Mr. James O’Reilly

Danaher Corporation

2099 Pennsylvania Avenue, NW. 12th Floor

Washington, D.C. 20006-1813

Dear Jim:

In connection with your consideration of a possible transaction (the “Transaction”) with Sybron Dental Specialties, Inc (together with its subsidiaries and affiliates, “Sybron” or the “Company”), Sybron is prepared, subject to the terms and conditions of this agreement, to make available to you information regarding the Company (the information (whether written or oral) furnished to you and your Representatives (as defined below) by the Company, following the date hereof, together with any analyses, compilations, forecasts, studies, or other documents or records prepared by you or your Representatives that contain, are based on, or otherwise reflect or are generated in whole or in part from such information, including that stored on any computer, word processor or other similar device, is referred to herein as the “Confidential Information”).

In consideration of the Company providing you with the Confidential Information, you hereby agree as follows:

(1)	You shall use the Confidential Information solely for the purpose of evaluating the Transaction and you shall not disclose the Confidential Information to anyone, except that you may disclose the Confidential Information or portions thereof to those of your directors, officers, employees, affiliates, representatives (including, without limitation, financial advisors, attorneys, and accountants) and your potential sources of financing (if any) for the Transaction (collectively, the “Representatives”) (a) who need to know such information for the purpose of evaluating the Transaction, and (b) who are informed by you of the confidential nature of the Confidential Information. You shall be responsible for any breach of this agreement by your Representatives. In the event that you or any of your Representatives are requested or required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand, or similar process) to disclose any of the Confidential Information, you shall provide the Company with prompt prior written notice of such requirement, you shall furnish only that portion of the Confidential Information which you are advised by written opinion of counsel is legally required, and you shall exercise your best efforts to obtain reliable assurance that confidential treatment will be accorded such Confidential Information.

(2)	If you determine not to proceed with the Transaction, you will promptly inform the Company’s Chief Executive Officer of that decision and, in that case or at any time upon the request of the

Company, you and your Representatives shall promptly either (i) destroy all copies of the written Confidential Information in your or their possession or under your or their custody or control (including that stored in any computer, word processor, or similar device) and confirm such destruction to the Company in writing or (ii) return to the Company, all copies of the Confidential Information in your possession or in the possession of your Representatives. Any oral Confidential Information will continue to be held subject to the terms of this agreement.

(3)	The term “Confidential Information” does not include any information which (i) at the time of disclosure or thereafter is or becomes generally available to and known by the public (other than as a result of a breach of this agreement by you or by any of the Representatives) or (ii) was or becomes available to you on a non-confidential basis from a source (other than the Company or their respective representatives) that to the your knowledge after due inquiry is not and was not prohibited from disclosing such information to you by a contractual, legal, or fiduciary obligation.

(4)	Without the prior written consent of the other party, neither party nor any of its Representatives shall disclose to any person (a) that any investigations, discussion, or negotiations are taking place concerning the Transaction or any other possible Transaction involving the Company and you, (b) that you have requested or received any Confidential Information, or (c) any of the terms, conditions, or other facts with respect to the Transaction or such investigations, discussions, or negotiations, including the status thereof. The term “person” as used in this agreement shall be broadly interpreted to include the media and any corporation, limited liability company partnership, group, individual, or entity.

(5)	You agree that (i) all communications regarding the Transaction, (ii) requests for additional information, facility tours, or management meetings, and (iii) discussions or questions regarding procedures with respect to the Transaction, will be submitted or directed to those individuals designated in writing or via email by the Company’s Chief Executive Officer. Accordingly, you agree that you will not contact or communicate with any officer, director, employee, or agent of the Company concerning the Confidential Information or a Transaction, except as expressly authorized by the Company’s Chief Executive Officer. You further agree that, for a period of one year from the date of this agreement, you will not, directly or indirectly, solicit for employment any employee of the Company with whom you have had contact or who became known to you in connection with your consideration of the Transaction, unless such employee responds to a general advertisement for employment with your company.

(6)	You acknowledge and agree that (a) the Company is free to conduct the process leading up to a possible Transaction, as the Company, in its sole discretion, may determine (including, without limitation, by negotiating with any prospective buyer and entering into a preliminary or definitive agreement without prior notice to you or any other person), (b) the Company reserves the right, in its sole discretion, to change the procedures relating to your consideration of the Transaction at any time without prior notice to you or any other person, to reject any and all proposals made by you or any of your Representatives with regard to the Transaction, and to terminate discussions and negotiations with you at any time and for any reason, and (c) unless and until a written definitive agreement concerning the Transaction has been executed, neither the Company nor its officers, directors, employees, affiliates, stockholders, agents, advisors or controlling persons will have any legal obligation or liability to you of any kind whatsoever with respect to the Transaction, whether by virtue of this agreement, any other written or oral expression with respect to the Transaction or otherwise. For purposes hereof, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid on your part.

(7)	You agree that, for a period of one year from the date of this agreement, unless such shall have been specifically invited in writing by the Company, neither you nor any of your affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended (the “1934 Act”)) or Representatives will in any manner, directly or indirectly, (a) effect or seek, offer, or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or of beneficial ownership thereof) or assets of the Company or any of its subsidiaries, (ii) any tender or exchange offer, merger, or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution, or other extraordinary Transaction with respect to the Company or any of its subsidiaries; or (iv) any solicitation of proxies or consents to vote any voting securities of the Company; (b) form, join or in any way participate in a “group” (as defined under the 1934 Act) with respect to the Company; (c) take any action which might reasonably be expected to force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; or (d) enter into any discussions or arrangements with any third party with respect to any of the foregoing. Nothing in this agreement, however, shall preclude you from taking any of the actions otherwise prohibited by Sections (a) through (d) of the preceding sentence if the Company publicly announces an agreement, plan or arrangement of or with respect to a merger or similar “business combination” with another person, excluding, however, any transactions where the Company is acquiring control of another person.

(8)	You acknowledge that you and your Representatives will receive material non-public information in connection with your evaluation of the Transaction and you are aware (and you will so advise your Representatives) that the United States securities laws impose restrictions on trading in securities when in possession of such information. You acknowledge that the Company is an SEC reporting company with securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 and that, as such, the Company is subject to Regulation FD. To the extent that the disclosure of Confidential Information by the Company pursuant to this agreement is deemed to constitute selective disclosure of material nonpublic information for purposes of Regulation FD, the parties acknowledge that their intent is that this agreement constitutes an express agreement to maintain confidentiality for purposes of Regulation FD.

(9)	You understand and acknowledge that neither the Company nor any of their respective officers, directors, employees, affiliates, stockholders, agents, or controlling persons is making any representation or warranty, express or implied, as to the accuracy or completeness of the Confidential Information, and each of the Company and such other persons expressly disclaims any and all liability to you or any other person that may be based upon or relate to (a) the use of the Confidential Information by you or any of the Representatives or (b) any errors therein or omissions therefrom. You further agree that you are not entitled to rely on the accuracy or completeness of the Confidential Information and that you will be entitled to rely solely on those particular representations and warranties, if any, that are made to a purchaser in a definitive agreement relating to the Transaction when, as, and if it is executed, and subject to such limitations and restrictions as may be specified in such definitive agreement.

(10)

Notwithstanding anything herein to the contrary, any party to this agreement (and any employee, representative or other agent of any party to this agreement) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of any Transaction contemplated by this agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such U.S. tax treatment and U.S. tax structure; provided, however, that such disclosure may not be made: (i) until the earlier of (x) the date of the public announcement of discussions relating to the Transaction, (y) the date of the public announcement of the Transaction and (z) the date of the execution of an agreement to enter into the Transaction; and (ii) to the extent required to be kept confidential to comply with any applicable federal or state securities laws.

(11)	You acknowledge that remedies at law may be inadequate to protect the Company against any actual or threatened breach of this agreement by you or your Representatives, and, without prejudice to any other rights and remedies otherwise available to the Company, you agree to the granting of equitable relief in the Company’s favor without proof of actual damages. You agree to indemnify and hold harmless the Company from any damage, loss, cost, or liability (including reasonable legal fees and disbursements and the costs of enforcing this indemnity) arising out of or resulting from any unauthorized use or disclosure by you or your Representatives of the Confidential Information.

(12)	You agree that no failure or delay by the Company in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

(13)	This agreement shall be binding upon the parties and their respective successors and assigns.

(14)	Unless otherwise provided herein, your obligations under this letter shall terminate three (3) years from the date hereof.

(15)	This agreement and all controversies arising from or relating to performance under this agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

This agreement contains the entire agreement between the parties concerning the subject matter hereof, and no modification of this agreement or waiver of the terms and conditions hereof will be binding unless approved in writing by the parties.

Please confirm your agreement to the foregoing by signing this agreement and returning it to the undersigned.

Sincerely,

/s/ Bernard J. Pitz
Bernard J. Pitz Vice President-Finance, Chief Financial Officer and Treasurer

CONFIRMED AND AGREED AS OF THE DATE WRITTEN ABOVE

DANAHER CORPORATION

By	/s/ James F. O’Reilly
Title:	Assoc. GC + Secretary